Exhibit 99.1

Form 51-102F3
Material Change Report
Item 1.	Name and Address of Company
Entrée Gold Inc. (the "Company" or "Entrée")
Suite 1201 – 1166 Alberni Street
 Vancouver, BC  V6E 3Z3
Item 2.	Date of Material Change
March 3, 2016
Item 3.	News Release
The News Release dated March 3, 2016 was disseminated via Marketwired's Canadian and U.S. Investor Network.
Item 4.	Summary of Material Change
On March 3, 2016, the Company announced that its Chief Financial Officer has provided notice that effective March 22, 2016, he will be leaving his position to pursue another business opportunity. Entrée has initiated a search for Mr. Colwill's successor and will announce the new incumbent in due course.  Mr. Colwill will continue to assist the Company during the transition period as a consultant.
Item 5.	Full Description of Material Change
5.1  Full Description of Material Change
On March 3, 2016, the Company announced that its Chief Financial Officer, Bruce Colwill, has provided notice that effective March 22, 2016, he will be leaving his position to pursue another business opportunity. Entrée has initiated a search for Mr. Colwill's successor and will announce the new incumbent in due course.  Mr. Colwill will continue to assist the Company during the transition period as a consultant.
Stephen Scott, CEO said, "As CFO, Bruce has provided our Company with professional financial leadership and has made a very valuable contribution as a member of our management team. We appreciate his efforts during his time at Entrée and wish him well as he embarks on this next stage in his career."
5.2  Disclosure for Restructuring Transactions
Not Applicable.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not Applicable.

Item 7.	Omitted Information
Not Applicable.
Item 8.	Executive Officer
Susan McLeod, Vice President, Legal Affairs
 604.687.4777
Item 9.	Date of Report
Dated at Vancouver, BC, this 3rd day of March, 2016.